Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 28, 2012 to Prospectus Dated November 28, 2012

Registration Statement No. 333-185166

COSTCO WHOLESALE CORPORATION

PRICING TERM SHEET

November 28, 2012

	3-Year Tranche (the “2015 Notes”)	5-Year Tranche (the “2017 Notes”)	7-Year Tranche (the “2019 Notes”)
Issuer:	Costco Wholesale Corporation	Costco Wholesale Corporation	Costco Wholesale Corporation

Aggregate Principal Amount:	$1,200,000,000	$1,100,000,000	$1,200,000,000

Maturity Date:	December 7, 2015	December 15, 2017	December 15, 2019

Interest Rate:	0.650%	1.125%	1.700%

Interest Payment Dates:	June 7 and December 7, beginning June 7, 2013	June 15 and December 15, beginning June 15, 2013	June 15 and December 15, beginning June 15, 2013

Trade Date:	November 28, 2012	November 28, 2012	November 28, 2012

Settlement Date:	December 7, 2012 (T+7)	December 7, 2012 (T+7)	December 7, 2012 (T+7)

Price to Public:	99.881%	99.980%	99.776%

Net Proceeds to Issuer (before expenses):	$1,195,572,000	$1,095,930,000	$1,192,512,000

Benchmark Treasury:	0.375% U.S. Treasury due November 15, 2015	0.750% U.S. Treasury due October 31, 2017	1.250% U.S. Treasury due October 31, 2019

Benchmark Treasury Price and Yield:	100-03[1]4 / 0.340%	100-18[3]4 / 0.629%	101-14 / 1.034%

Spread to Benchmark Treasury:	U.S. Treasury + 35 bps	U.S. Treasury + 50 bps	U.S. Treasury + 70 bps

CUSIP / ISIN:	22160K AD7 US22160KAD72	22160K AE5 US22160KAE55	22160K AF2 US22160KAF21

Optional Redemption:	Callable at any time at a make-whole price of comparable maturity U.S. Treasury + 5 bps	Callable at any time at a make-whole price of comparable maturity U.S. Treasury + 7.5 bps	Callable at any time at a make-whole price of comparable maturity U.S. Treasury + 10 bps

Repurchase Upon a Change of Control:	Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Active Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Passive Bookrunner:	Guggenheim Securities, LLC

Use of Proceeds:	We estimate that the net proceeds to us from this offering will be approximately $3,484,014,000, after deducting underwriting discounts and commissions. We intend to use approximately $3.0 billion of the net proceeds of this offering to pay a special cash dividend on our common stock of $7.00 per share, which was declared by our board of directors on November 27, 2012. The special dividend is payable on December 18, 2012, to shareholders of record at the close of business on December 10, 2012. We intend to use the balance of the net proceeds for general corporate purposes, including to purchase common stock pursuant to our existing share repurchase authorization, subject to market conditions.

Capitalization:	The payment of the special dividend will reduce the retained earnings of the Issuer.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Guggenheim Securities, LLC at 1-212-739-0700.

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